

03 MAY -1 AM 7:21

22 April 2003



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
22.04.03	LSE Notification – Second Advance Value Realisation Company - shares acquired.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

pp

Craig Slater
Finance Director

DW 5/29

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 709649

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest SECOND ADVANCE VALUE REALISATION COMPANY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SECOND ADVANCE VALUE REALISATION COMPANY

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
3,726,499	12-98	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13P	17-04-03	22-04-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,726,499	12-98

14. Any additional information —	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021
16. Name and signature of authorised company official responsible for making this notification pp [signature]	CRAIG SLATER COMPANY SECRETARY

Date of notification 22ND APRIL 19 2003

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

SECOND ADVANCE VALUE REALISATION COMPANY LIMITED

CRUSADER HOUSE, 145-157 ST JOHN STREET, LONDON EC1V 4RU
Telephone: 020—7490 4355 Facsimile: 020—7336 0865

Company Secretary:
David Seckings
Emprint Group plc
Park 17,
Moss Lane,
Whitfield, M45 8FJ

FAX: 0161 272 4001

17 April 2003

Dear Sir

In accordance with section 198 of the Companies Act 1985 we give notice that Second Advance Value Realisation Company has acquired an interest in 3,726,499 ordinary shares in your company. Please note this is conditional upon the listing of Second Advance Value Realisation Company Limited on the London Stock Exchange on 25 April 2003.

According to our understanding of the number of these shares you have in issue, this represents 12.98% of the shares in this class. If the listing becomes effective our holding will be registered in the name of Nortrust Nominees Limited a/c AVC01.

Our investment manager is Progressive Value Management Limited, Progressive's interest will arise purely from its status as investment manager.

Yours faithfully



Anthony Lee
Cavendish Administration Limited
UK Administration Agent to Second Advance Value Realisation Company Limited